Mail Stop 4561

July 23, 2009

Neil Burley
Chief Financial Officer
SecureCare Technologies, Inc.
1617 W. 6th Street, Suite C
Austin, TX 78703

       Re: **SecureCare Technologies, Inc.**
              Form 8-K filed July 8, 2009
              File No. 000-29804

Dear Mr. Burley:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Jason Niethamer

Jason Niethamer
Senior Staff Accountant